

July 5, 2011

<u>Via E-mail</u>
Michael Chandler
Director of Financial Reporting
BWAY Parent Company, Inc.
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350-2237

> **Re: BWAY Parent Company, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 14, 2011**
> **File No. 333-173712**

Dear Mr. Chandler:

We have reviewed your registration statement and have the following comments.

<u>Signatures, page S-1</u>

1. We note your response to comment 26 of our letter dated May 20, 2011. We also note the signature of the principal financial officer. Please revise to indicate the controller or principal accounting officer signing the report. Any person who occupies more than one position shall indicate each capacity in which he or she signs the report. See Instructions 1 and 2 of Form S-4.

<u>Item 21. Exhibits and Financial Statement Schedules, page E-1</u>

2. We note your response to comment 27 of our letter dated May 20, 2011. Please be advised that Item 601(b)(2) of Regulation S-K does not apply to the exhibit in question. To the extent that you believe the exhibits and schedules to the Credit Agreement are not material and the disclosure of which would result in substantial competitive harm to you, please submit a separate application for confidential treatment under Rule 406 of the 1933 Act. Please note that we may have comments on this application and, if so, we will issue such comments in a separate letter. Please also note that all comments on any application for confidential treatment must be resolved prior to this registration statement being declared effective. Please refer to Staff Legal Bulletin No. 1 (with Addendum) (July 11, 2001), which can be found on the Commission's web site.

You may contact Dale Welcome, Staff Accountant at (202) 551-3865 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Craig Slivka, Special Counsel at (202) 551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Via E-mail
Carol Anne Huff, Esq.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654